                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
                                    ---------
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

                 [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-12385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            NEWPORT NEWS SHIPBUILDING
               Savings (401(k)) Plan for Union Eligible Employees

                             4101 Washington Avenue
                          Newport News, Virginia 23607

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                          Newport News, Virginia 23607

Report of independent public accountants


To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
June 15, 2001

Newport News Shipbuilding Savings (401(k)) Plan for Union
Eligible Employees

Table of contents
Statements of net assets available for benefits
  As of December 31, 2000 and 1999...................................................   1

Statement of changes in net assets available for benefits
  For the year ended December 31, 2000...............................................   2

Notes to financial statements
  December 31, 2000 and 1999.........................................................   3

Statement of changes in net assets available for benefits
  For the year ended December 31, 2000...............................................   6

Schedules omitted as not applicable
  As of and for the year ended December 31, 2000:
     Schedule of loans or fixed income obligations in default or classified as uncollectible
     Schedule of leases in default or classified as uncollectible
     Nonexempt transactions
     Schedule of reportable transactions
     Schedule of investment assets both acquired and disposed of within the plan year

Newport News Shipbuilding Savings (401(k)) Plan for Union
Eligible Employees


Statements of net assets available for benefits
As of December 31, 2000 and 1999


                                                       2000           1999
                                                -------------   -------------
Assets:

   Investments, at fair market value            $  26,420,357   $  24,456,751
   Receivables-
     Participants' contributions                       84,920          75,192
     Interest                                           8,954           3,703
   Total receivables                                   93,874          78,895
                                                -------------   -------------
Total assets                                       26,514,231      24,535,646
                                                -------------   -------------

Liabilities:

   Management fees payable                             10,050          11,435
   Other liabilities                                   15,436         248,547
                                                -------------   -------------
Net assets available for benefits               $  26,488,745   $  24,275,664
                                                =============   =============

        The accompanying notes are an integral part of these statements.

Newport News Shipbuilding Savings (401(k)) Plan for Union
Eligible Employees


Statement of changes in net assets available for benefits
For the year ended December 31, 2000




Additions:
   Investment Income-
     Interest                                               $     105,916
     Other                                                          1,385
                                                            -------------
   Total investment income                                        107,301
   Participant contributions                                    4,110,294
                                                            -------------
Total additions                                                 4,217,595
                                                            -------------
Deductions:
   Benefits paid to participants                                1,312,610
   Net depreciation in fair value of investments                  691,904
                                                            -------------
Total deductions                                                2,004,514
                                                            -------------
Net increase                                                    2,213,081
Net assets available for plan benefits:
   Beginning of year                                           24,275,664
                                                            -------------
   End of year                                              $  26,488,745
                                                            =============

        The accompanying notes are an integral part of this statement.

Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees


Notes to financial statements
December 31, 2000 and 1999




1.  Description of the Plan:

General

The Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the Plan), was adopted on July 1, 1992, by Newport News Shipbuilding and Dry Dock Company (NNSDDC), a wholly-owned subsidiary of Newport News Shipbuilding Inc. (the Company or NNS) and amended and restated as of July 26, 1999. The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings for participants. NNSDDC and First Union National Bank (the Trustee) have executed the Newport News Shipbuilding Savings (401(k)) Plan Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan. The Plan is administered by NNSDDC, with the assistance of NNSDDC's Benefits Committee (the Committee). The members of the Committee are appointed by the NNSDDC's Board of Directors (the Board). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

Eligibility and contributions

All union employees with at least 90 days of continuous service are eligible to participate in the Plan. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed Internal Revenue Service (IRS)-imposed limitations, through equal pay period deductions. Contributions can range from 1 to 15 percent of annual compensation.

Participant accounts

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings or losses. Allocations are based on the participant's account balance, as defined in the plan document. Participants are immediately vested in their accounts.

Payment of benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 have the right to defer the distribution of their account balances until they reach the age of 62.

Investment options

Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments in any of the eight investment options that are selected by NNSDDC, based on recommendations provided by the Committee. Participants may change their investment options on a daily basis.

Loans to participants

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions for a period no longer than 4 1/2 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rates at December 31, 2000 and 1999, were 10.5 percent and 9.5 percent, respectively.

2.  Significant accounting policies:

Basis of accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in determining the reported amounts of NNSDDC's assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a settlement date basis. Interest income is recorded on the accrual basis.

Payment of benefits

Benefit payments are recorded when paid.

3.  Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 2000 and 1999, are as follows:

                                                            December 31
                                                    --------------------------
                                                         2000          1999
                                                    ------------   -----------
First Union Enhanced Stock Market Fund              $ 11,244,875   $13,420,117
Evergreen U. S. Treasury Money Market Fund             5,354,730     4,890,308
Evergreen Omega Fund                                   2,928,724     1,034,173
Newport News Shipbuilding Inc. Common Stock            2,224,108     1,116,783
Fidelity U.S. Bond Index Fund                          1,709,464     1,712,181
Participant loans                                      1,579,289     1,348,899

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $691,904 as follows:

Mutual Funds                                                $  (1,693,530)
Common Stock                                                    1,001,626
                                                            --------------
                                                            $    (691,904)
                                                            ==============

4.  Tax status:

The Plan obtained its most recent determination letter on May 16, 2001, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the IRC). The Plan's administrator and the legal counsel of NNSDDC believe that the Plan is currently designed and being operated in compliance with requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  Plan termination:

NNSDDC does not plan to terminate the Plan, however, it has the right to do so at any time, subject to a basic labor agreement, by action of the Board.

6.  Administrative expenses:

The Trustee's fees, the expenses of administration of the trust and the expenses incidental to the operation and management of the Plan are paid by NNSDDC. These fees totaled $76,076 and $69,376 in 2000 and 1999, respectively. Investment management and similar fees directly related to the return to participants on amounts invested in the various investment funds are charged against the Plan's funds as other payments.

7.  Related-party transactions:

The Plan includes the Company's stock as an investment option. Therefore, any investments in the Company's stock represent related party transactions. Certain Plan investments are shares of a mutual fund managed by the Trustee. Therefore, these transactions qualify as related party transactions.

Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees


Statement of changes in net assets available for benefits
For the year ended December 31, 2000

                                                                                            Fair
           Identity of issue                           Asset description                    value
-----------------------------------------------        -------------------             --------------
First Union Enhanced Stock Market Fund*                Mutual Fund Shares              $   11,244,875
Evergreen Treasury Money Market Fund                   Mutual Fund Shares                   5,354,730
Evergreen Omega Fund                                   Mutual Fund Shares                   2,928,724
Fidelity U.S. Bond Index Fund                          Mutual Fund Shares                   1,709,464
Evergreen Fund                                         Mutual Fund Shares                     558,559
Evergreen Foundation Fund                              Mutual Fund Shares                     433,712
Evergreen U.S. Government Fund                         Mutual Fund Shares                     181,425
Newport News Shipbuilding Inc. Common Stock*           Common Stock Shares                  2,224,108
Tenneco Pact                                           Common Stock Shares                    103,290
El Paso Natural Gas Company Common Stock               Common Stock Shares                     85,429
Tenneco Inc. Common Stock                              Common Stock Shares                     16,752
Participant Loans (interest rates varied
from 8.75% to 10.50% during 2000)*                     Participant Loans                    1,579,289
                                                                                       --------------
Total assets held for investment purposes                                              $   26,420,357
                                                                                       ==============

* Represents a party-in-interest

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding and Dry Dock Company. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                               NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES



Date: June 27, 2001           By:  /s/ Elizabeth A. Graves
     ----------------              -------------------------------------------
                               Manager, Employee Benefits
                               Newport News Shipbuilding and Dry Dock Company